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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
						Three Months 31-Mar-03
	1998	1999	2000	2001	2002
Income (Loss) before income taxes	(7,134)	(13,172)	(15,108)	(17,044)	(26,408)	(6,379)
Fixed Charges	98	81	197	162	1,279	424

Earnings / (loss) (as defined)	(7,036)	(13,091)	(14,911)	(16,882)	(25,129)	(5,955)
Fixed Charges:
Interest Expense	98	81	197	162	1,279	424

Total fixed charges	98	81	197	162	1,279	424

Deficiency of earnings available to cover fixed charges	(7,134)	(13,172)	(15,108)	(17,044)	(26,408)	(6,379)

Ratio of earnings to fixed charges	—	—	—	—	—	—

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RATIO OF EARNINGS TO FIXED CHARGES